UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  ANGLOGOLD ASHANTI PUBLISHES NOTICE OF GENERAL MEETING IN RELATION
TO PROPOSED SHARE REPURCHASE PROGRAMME
AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
ANGLOGOLD ASHANTI PUBLISHES NOTICE OF GENERAL MEETING IN RELATION
TO PROPOSED SHARE REPURCHASE PROGRAMME
Shareholders of AngloGold Ashanti plc ("AngloGold Ashanti", "AGA" or the "Company") (NYSE: AU; JSE:
ANG) are advised that the Company has today, Wednesday 1 July 2026, published its notice of meeting (the
"Notice") for a general meeting of its shareholders in relation to the proposed share repurchase programme
(the "General Meeting"). The General Meeting is scheduled to be held at AGA’s global headquarters at 6363
S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA at 9:00 a.m. (MDT) on Thursday,
23 July 2026.
The Notice sets out the business proposed to be conducted at the General Meeting, with the record date set as Friday, 26 June 2026 for the purposes of determining eligibility to receive the Notice and to vote at the
General Meeting. Mailing of the Notice to shareholders who have elected to receive paper communications will commence today. The Notice is also available online on the Company’s website at
www.anglogoldashanti.com/generalmeeting and on the SEC's website at www.sec.gov.
ENDS
London, Denver, Johannesburg
1 July 2026
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey+61 08 9425 4603 / +61 400 072 199amaxey@aga.gold
General inquiriesmedia@anglogoldashanti.com
Investors
Andrea Maxey+61 08 9425 4603 / +61 400 072 199amaxey@aga.gold
Yatish Chowthee+27 11 637 6273 / +27 78 364 2080yrchowthee@aga.gold
Website: www.anglogoldashanti.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 1 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary